UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GENERAL FINANCE CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

369822101

(CUSIP Number)

Bison Capital Partners V, L.P.

c/o Bison Capital Asset Management, LLC

233 Wilshire Boulevard, Suite 425

Santa Monica, California 90401

(310) 260-6570

Copy to:

David H. Sands, Esq.

Sheppard Mullin Richter & Hampton LLP

333 South Hope Street, Forty-Third Floor

Los Angeles, California 90071

(213) 620-1780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822101

1.	Name of Reporting Person: Bison Capital Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,130,565.88

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,130,565.88

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,130,565.88

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 4.08%(1)

12.	Type of Reporting Person (See Instructions): PN

(1)   Based on 26,611,688 shares of Common Stock outstanding as of September 1, 2017, as reported in the Annual Report on Form 10-K filed by the Issuer on September 8, 2017, plus the 1,130,565.88 shares of Common Stock issuable to the Reporting Person upon conversion of the $9,609,810 aggregate principal amount of 11.9% Secured Senior Convertible Promissory Note, dated September 25, 2017 (the “Convertible Notes”), currently held by the Reporting Person.  As reported in the Issuer’s Current Report on Form 8-K filed by the Issuer on September 28, 2017, Bison Capital Partners V, L.P. (“Bison V”) acquired $26 million aggregate principal amount of the Convertible Notes and such Convertible Notes were issued to Bison V on September 25, 2017.  Promptly following the issuance of such $26 million aggregate principal amount of the Convertible Notes to Bison V, Bison V assigned $890,190 aggregate principal amount of such Convertible Notes to Bison Capital Partners V-A, L.P. and $15,500,000 aggregate principal amount of such Convertible Notes to two unaffiliated third parties.  Following such assignment, Bison V continued to hold $9,609,810 aggregate principal amount of the Convertible Notes which are convertible into the shares of Common Stock reported hereby.

CUSIP No. 369822101

1.	Name of Reporting Person: Bison Capital Partners V-A, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 104,728.24

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 104,728.24

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,728.24

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 0.39%(1)

12.	Type of Reporting Person (See Instructions): PN

(1)   Based on 26,611,688 shares of Common Stock outstanding as of September 1, 2017, as reported in the Annual Report on Form 10-K filed by the Issuer on September 8, 2017, plus the 104,728.24 shares of Common Stock issuable to the Reporting Person upon conversion of the $890,190 aggregate principal amount of the Convertible Notes currently held by the Reporting Person, which were received from the assignment of such Convertible Notes from Bison V as reported above.

CUSIP No. 369822101

Item 1(a).	Name of Issuer: General Finance Corporation (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 39 East Union Street Pasadena, California 91103

Item 2(a).

Name of Person(s) Filing:

Bison Capital Partners V, L.P. and Bison Capital Partners V-A, L.P. (the “Reporting Persons”) are Delaware limited partnerships. The address of their principal office is c/o Bison Capital Asset Management, LLC, 233 Wilshire Boulevard, Suite 425, Santa Monica, California 90401.

Item 2(b).	Address of Principal Business Office or, if none, Residence: See Item 2(a) above.
Item 2(c).	Citizenship: See Item 2(a) above.
Item 2(d).	Title of Class of Securities: See the cover page of this filing.
Item 2(e).	CUSIP Number: 369822101.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 369822101

Item 4.	Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.
(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 369822101

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2017	Bison Capital Partners V, L.P.

By: BISON CAPITAL PARTNERS V GP, L.P.,
a Delaware limited partnership, its general partner

By: BISON CAPITAL PARTNERS GP, LLC,
a Delaware limited liability company, its general partner

	By:	/s/ Douglas B. Trussler
	Name:	Douglas B. Trussler
	Title:	Managing Member

Dated: October 10, 2017	Bison Capital Partners V-A, L.P.

By: BISON CAPITAL PARTNERS V GP, L.P.,
a Delaware limited partnership, its general partner

By: BISON CAPITAL PARTNERS GP, LLC,
a Delaware limited liability company, its general partner

	By:	/s/ Douglas B. Trussler
	Name:	Douglas B. Trussler
	Title:	Managing Member

CUSIP No. 369822101

EXHIBIT INDEX

Exhibit

Exhibit A:	Joint Filing Agreement.

CUSIP No. 369822101

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of General Finance Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth below.

Dated: October 10, 2017	Bison Capital Partners V, L.P.

By: BISON CAPITAL PARTNERS V GP, L.P.,
a Delaware limited partnership, its general partner

By: BISON CAPITAL PARTNERS GP, LLC,
a Delaware limited liability company, its general partner

	By:	/s/ Douglas B. Trussler
	Name:	Douglas B. Trussler
	Title:	Managing Member

Dated: October 10, 2017	Bison Capital Partners V-A, L.P.

By: BISON CAPITAL PARTNERS V GP, L.P.,
a Delaware limited partnership, its general partner

By: BISON CAPITAL PARTNERS GP, LLC,
a Delaware limited liability company, its general partner

	By:	/s/ Douglas B. Trussler
	Name:	Douglas B. Trussler
	Title:	Managing Member